Exhibit 99.1

Press Release

Fifth Swisscom General Meeting of Shareholders in Zurich:

Swisscom General Meeting approves reduction in par value and elects three new members to the Board of Directors

At the fifth Swisscom General Meeting of Shareholders on 6 May 2003 in the Zurich Hallenstadion, all proposals put forward by the Board of Directors were passed. For the 2002 financial year Swisscom announced a dividend distribution of CHF 12 per share and a par value reduction of CHF 8 per share . The General Meeting elected three new members to the Swisscom Board of Directors.

The fifth Swisscom General Meeting on 6 May 2003 in the Zurch Hallenstadion was attended by 1497 shareholders, representing 73,61 per cent of the voting shares. Swisscom shareholders at the end of April 2003 totalled around 77,000.

High distribution: CHF 20 per share
Change to company statutes to safeguard shareholder rights

Shareholders approved the 2002 annual report, financial statements and consolidated financial statements as well as the dividend of CHF 12 per share (CHF 7.80 net, after deduction of withholding tax) recommended by the Board of Directors. The net dividend sum, free from expenses, will be distributed to shareholders on 9 May 2003. The General Meeting also approved a reduction in par value from CHF 9 to CHF 1 per share. Following the reduction, Swisscom's share capital will total CHF 66.2 million. The par value repayment of CHF 8 per share is expected to be paid out in the third quarter of 2003. Swisscom shareholders will thus profit from a total distribution in the year 2003 of CHF 20 per share or an aggregate sum of CHF 1.3 billion.

To ensure shareholders continue to enjoy the same rights following the reduction in par value, the General Meeting approved the amendment to the company statutes as proposed by the Board of Directors: Under the statutes to date, shareholders were required to represent a par value of at least CHF 360,000 in Swisscom shares in order to be able to table an item on the agenda or to call for a written vote. Without an amendment to the threshold value in the statutes, the lowering of the par value from CHF 9 to CHF 1 would have resulted in a correspondingly higher number of shares in order to safeguard these shareholder rights. To prevent an erosion of shareholder rights, the General Meeting approved a proportional reduction in the threshold value from CHF 360,000 to CHF 40,000.

Swisscom Ltd
Group Media Relations	Phone	+41-31-342 91 93	www. swisscom.com
3050 Berne	Fax	+41-31-342 06 70	media@swisscom.com

Press Release

The General Meeting granted discharge to the members of the Board of Directors and the Executive Board for the 2002 financial year. PricewaterhouseCoopers AG was elected for a further year as statutory auditors and Group auditors.

Election of three new members to the Board of Directors

Franco Ambrosetti, Ernst Hofmann and Rose Gerrit Huy did not seek re-election as members of the Swisscom Board of Directors. Chairman Markus Rauh thanked the outgoing members for their services over the last five years. The General Meeting elected Michel Gobet (as employee representative), Torsten Kreindl and Richard Roy as new members for a two-year term.

Michel Gobet (1954), from Villarsel-le-Gibloux (CH) and living in Neuchâtel (CH), has been Secretary of the Communications Union since 1999. Prior to this Michel Gobet served for several years as Central Secretary and Deputy General Secretary of the PPT Union. From 1994 to 1999 he was a member of the worldwide executive committee of the International PTT and since 1999 has been a member of Union Network International. He is currently Vice President of the Comité directeur européen des télécommunications. Michel Gobet has a degree in history.

Torsten G. Kreindl (1963), from Austria and living in Munich, Germany, has been a partner of the US venture capital company Copan Inc., with offices in Palo Alto, Munich, Seattle and London, since 1999. Torsten G. Kreindl has over 15 years' practical and management experience in the high-tech sector. He started out his career at Chemie Holding AG as division head before moving to W.L. Gore & Associates Inc. as business segment leader. As a member of the German executive board of Booz Allen & Hamilton, he advised international companies in the areas of communications, media and technology, and from 1996 to 1999 as senior executive director oversaw the entire broadband cable business of Deutsche Telekom; he also served as spokesperson for the CEO of MSG Media Services GmbH. Torsten G. Kreindl has a degree in industrial engineering.

Richard Roy (1955), from Germany and living in Dreieich, Germany, has a degree in engineering and has been working as an independent management consultant since the middle of 2002. Prior to this he spent five years at Microsoft GmbH, approximately four of which as President of the Executive Board and around one as Vice President for Corporate Strategy. From 1995 to 1997 Richard Roy served as Chief Executive and Member of the Management Board of Siemens Nixdorf Informationssysteme AG. For 14 years prior to 1995 he worked for Hewlett Packard (HP) in Böblingen, Germany; he spent three of these years as President of the Executive Board of various organizations within HP and two years as a member of the Management Board.

Swisscom Ltd
Group Media Relations	Phone	+41-31-342 91 93	www. swisscom.com
3050 Berne	Fax	+41-31-342 06 70	media@swisscom.com

Press Release

Chairman Markus Rauh and members Jacqueline Demierre, Peter Küpfer, André Richoz and Helmut Woelki were elected for a further two-year term. Felix Rosenberg, elected by the Federal Council, will continue as representative of the Swiss government.

Photographs of the members of Board of Directors can be viewed on the Internet at: www.swisscom.com/board

A video webcast of the 2003 General Meeting can be viewed on the Internet at: www.swisscom.com/ir

Zurich, 6 May 2003

Swisscom Ltd
Group Media Relations	Phone	+41-31-342 91 93	www. swisscom.com
3050 Berne	Fax	+41-31-342 06 70	media@swisscom.com